UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tracon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89237H100
(CUSIP Number)
Name: Theodore Wang c/o Puissance Capital Management LP 950 Third Avenue, 25th Floor New York, New York 10022 Telephone Number: (212) 878-3702
(Title of Class of Securities)

March 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No.	89237H100
1	Names of Reporting Persons
Puissance Cross-Border Opportunities IV LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only

4	Source of Funds WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
4,601,768
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
4,601,768
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,601,768
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
15.50%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	89237H100
1	Names of Reporting Persons
Puissance Cross-Border Opportunities V LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only

4	Source of Funds WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
4,601,768
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
4,601,768
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,601,768
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
15.50%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	89237H100
1	Names of Reporting Persons
Puissance Capital Fund (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only

4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
4,601,768
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
4,601,768
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,601,768
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
15.50%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	89237H100
1	Names of Reporting Persons
Puissance Capital Management LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only

4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
4,601,768
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
4,601,768
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,601,768
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
15.50%
14	Type of Reporting Person (See Instructions)
IA, PN

CUSIP No.	89237H100
1	Names of Reporting Persons
Puissance Capital Management (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only

4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
4,601,768
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
4,601,768
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,601,768
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
15.50%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	89237H100
1	Names of Reporting Persons
Theodore Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only

4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
4,601,768
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
4,601,768
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,601,768
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
15.50%
14	Type of Reporting Person (See Instructions)
IN, HC

Item 1. Security and Issuer.

The name of the issuer is Tracon Pharmaceuticals, Inc., a Delaware, U.S.A. corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4350 La Jolla Village Drive, Suite 800, San Diego CA. This Schedule 13D/A relates to the Issuer's shares of common stock, $0.001 par value per share (the "Shares").

Item 2. Identity and Background.

(a) The persons filing this statement are Puissance Cross-Border Opportunities V LLC, a Cayman Islands exempted limited liability company ("Puissance Cross-Border Opportunities V"), Puissance Cross-Border Opportunities IV LLC, a Cayman Islands exempted limited liability company ("Puissance Cross-Border Opportunities IV"), Puissance Capital Fund (GP) LLC, a Delaware limited liability company ("Puissance GP"), Puissance Capital Management LP, a Delaware limited partnership ("Puissance Capital Management"), Puissance Capital Management (GP) LLC, a Delaware limited liability company ("Puissance Capital Management GP") and Theodore Wang, a United States citizen ("Mr. Wang" and collectively with Puissance Cross-Border Opportunities V, Puissance Cross-Border Opportunities IV, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the "Reporting Persons").

(b) The business address for each of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c) Puissance GP serves as the general partner of Puissance Cross-Border Opportunities V and Puissance Cross-Border Opportunities IV, two private investment funds. Puissance Capital Management serves as the investment manager of Puissance Cross-Border Opportunities V and Puissance Cross-Border Opportunities IV. Puissance Capital Management GP serves as the general partner to Puissance Capital Management. Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management GP.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See subsection (a) of this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 2,831,857 Shares of Common Stock and Warrants directly owned by Puissance Cross-Border Opportunities V and 1,769,911 Shares of Common Stock and Warrants directly owned by Puissance Cross-Border Opportunities IV and deemed to be beneficially owned by Puissance GP, Puissance Capital Management, Puissance Capital Management GP and Mr. Wang came from the working capital of Puissance Cross-Border Opportunities V and Puissance Cross-Border Opportunities IV. The net investment costs (including commissions, if any) of the 4,601,768 Shares of Common Stock and Warrants were approximately $12,999,994.60. The purchase price of one share of Common Stock and one Warrant to purchase one share of common stock is $2.825. The exercise price of the Warrant is $2.70. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The 4,601,768 shares of Common Stock and Warrants held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) - (b) As of the date hereof, Puissance Cross-Border Opportunities V may be deemed to be the beneficial owner of 4,601,768 Shares, constituting 15.50% of the Shares, based upon 29,680,472 Shares outstanding as of the date hereof. Puissance Cross-Border Opportunities V has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,601,768 Shares. Puissance Cross-Border Opportunities V has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,601,768 Shares.

As of the date hereof, Puissance Cross-Border Opportunities IV may be deemed to be the beneficial owner of 4,601,768 Shares, constituting 15.50% of the Shares, based upon 29,680,472 Shares outstanding as of the date hereof. Puissance Cross-Border Opportunities IV has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,601,768 Shares. Puissance Cross-Border Opportunities IV has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,601,768 Shares.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 4,601,768 Shares, constituting 15.50% of the Shares, based upon 29,680,472 Shares outstanding as of the date hereof. Puissance GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,601,768 Shares. Puissance GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,601,768 Shares.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 4,601,768 Shares, constituting 15.50% of the Shares, based upon 29,680,472 Shares outstanding as of the date hereof. Puissance Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,601,768 Shares. Puissance Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,601,768 Shares.

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 4,601,768 Shares, constituting 15.50% of the Shares, based upon 29,680,472 Shares outstanding as of the date hereof. Puissance Capital Management GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,601,768 Shares. Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,601,768 Shares.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 4,601,768 Shares, constituting 15.50% of the Shares, based upon 29,680,472 Shares outstanding as of the date hereof. Mr. Wang has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,601,768 Shares. Mr. Wang has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,601,768 Shares.

The Issuer's total Shares outstanding figure is based on discussions with the Issuer.

(c) On March 27, 2018, Puissance Cross-Border Opportunities V purchased 2,831,857 shares of Common Stock and Warrants and Puissance Cross-Border Opportunities IV purchased 1,769,911 shares of Common Stock and Warrants at an aggerate price of $2.825 per share in a private placement. The Issuer granted Puissance Cross-Border Opportunities V 2,831,857 warrants and Puissance Cross-Border Opportunities IV 1,769,911 warrants to purchase total 4,601,768 shares of Common Stock at an exercise price of $2.7 per share. The Warrants are set exercisable on March 27, 2018 and expires on March 27, 2024. No other transactions in the Common Stock were effected by the Reporting Persons within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On March 27, 2018, Puissance Cross-Border Opportunities V and Puissance Cross-Border Opportunities IV and the Issuer entered into a Securities Purchase Agreement ("SPA") pursuant to which Puissance Cross-Border Opportunities V and Puissance Cross-Border Opportunities IV agreed to purchase shares of Common Stock in a private placement. Under the terms of the SPA, Puissance Cross-Border Opportunities V agreed to purchase 2,831,857 shares of Common Stock and 2,831,857 Warrants at aggregate price of $2.825, Puissance Cross-Border Opportunities IV agreed to purchase 1,769,911 shares of Common Stock and 1,769,911 Warrants at aggregate price of $2.825. The Securities Purchase Agreement is attached hereto as Exhibit A.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Securities Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 6, 2018

Puissance Cross-Border Opportunities V LLC*

By: Puissance Capital Fund (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Cross-Border Opportunities IV LLC*

By: Puissance Capital Fund (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Fund (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management LP*

By: Puissance Capital Management (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Theodore Wang*

/s/ Theodore Wang

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.